HIA, Inc.

1105 W. 122nd Avenue

Westminster, CO 80234

October 24, 2005

By Edgar and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:

HIA, Inc. (the “Company”)
Schedule 14C and Schedule 13E-3 filed August 30, 2005

Ladies and Gentlemen:

In connection with the review of the above referenced filings (collectively, the “Filings”) by the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), each of the undersigned hereby acknowledges as follows:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HIA, INC.

By:/s/ Alan C. Bergold

      Alan C. Bergold, President

 /s/ Carl J. Bentley_______________________

   Carl J. Bentley

/s/ Alan C. Bergold

   Alan C. Bergold

/s/ Donald L. Champlin____________________

   Donald L. Champlin